August 8, 2017

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Craig D. Wilson

Re:     Akamai Technologies, Inc.
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 28, 2017
File No. 000-27275

Ladies and Gentlemen:

This letter responds to the following comments included in your letter dated July 18, 2017, regarding Akamai Technologies, Inc.’s (“Akamai” or the “Company”) Form 10-K for the fiscal year ended December 31, 2016, filed on February 28, 2017.

Notes to Consolidated Financial Statements

Note 18. Segment and Geographic Information, page 79

1.
Please confirm whether the CEO or the CFO receives the functional operating cost center roll ups for engineering, product management, and product marketing by division, referred to in your response to prior comment 2, or any expense reporting at the division level.

Akamai Response

The CEO and CFO do not receive the functional operating cost center roll up reporting that is referred to in our June 13, 2017 response. Both the CEO and CFO receive the monthly results package ("MRP") described in our April 28, 2017 response, which includes aggregated operating expense data by functional cost center. This is the only financial data, other than consolidated reporting views, that is provided to the CEO on a regular basis.

The CFO participates in monthly operating expense close meetings with finance as part of finance's regular cadence of reviewing results to ensure completeness and accuracy. The operating expense detail provided as part of this meeting is substantially similar to the expense reporting provided in the MRP, except that it includes additional details of major expense category and some additional break out by functional area, although not at a granular level to show separate spend for engineering, product management or product marking by division.

In summary, the CEO and CFO do not receive expense reporting at the division level on a regular basis. Expense reporting received is either at the consolidated level or the functional cost center summaries described above.

2.
Please tell us what proportion each division’s engineering, product management, and product marketing costs represents to consolidated costs and operating expenses. Also tell us how each are mapped to individual cost and operating expense line items on your consolidated statement of income. If any are mapped to more than one line item, please note the proportion included in each line item.

Akamai Response

The following table illustrates the portion of costs that are directly managed by each division's general manager, as a percent of total costs and operating expenses, and how those expenses map to line items included in our consolidated statement of income for the year ended December 31, 2016:

	Web Division	Media Division	Enterprise and Carrier Division	Total of the Three Divisions	All Other	Total Akamai
Cost of revenue	1%	—%	—%	1%	99%	100%
Research and development	22%	12%	11%	45%	55%	100%
Sales and marketing	33%	12%	5%	50%	50%	100%
General and administrative	1%	—%	—%	1%	99%	100%
Amortization of intangible assets	—%	—%	—%	—%	100%	100%
Restructuring charges	—%	—%	—%	—%	100%	100%
Total costs and operating expenses	10%	4%	2%	16%	84%	100%

As illustrated in the above table, 16 percent of the Company's total costs and operating expenses are directly managed by the division general managers. These expenses include engineering, product management and product marketing expenses, as well as the expenses of the sales representative who are managed in each division. Excluding the costs of the sales representatives, the total costs managed by the division is 9 percent.

The majority of the remaining costs are managed by other functional leaders. For example, a significant portion of the remaining 55 percent of research and development expenses are managed by the Executive Vice President of Platform, who is responsible for the Platform Engineering team that supports the Akamai Intelligent Platform.

The engineering costs managed by the division leaders are included in research and development expenses, with the exception of a small portion that is included in cost of revenue and general and administrative expenses in the Web Division. The product management, product marketing and sales representative expenses are included in sales and marketing expenses.

3.
In your response letter dated April 28, 2017 you noted that management’s objective in adopting this new structure was to help the company respond more quickly to customer needs and bring new solutions to the market more quickly. Please explain how allocating engineering, product management, product marketing costs to each division is consistent with the objective of this new structure and why other costs, such as bandwidth fees or co-location fees, are not allocated to each division.

Akamai Response

As part of our April 2016 reorganization, our engineering, product management and product marketing teams were aligned within a new divisional structure, such that these teams report into three general managers. The new structure was designed to create tighter alignment and integration between customer requirements and product innovation. We believed that this new alignment would enhance our ability to bring new solutions to market faster and that it would make Akamai's services easier for customers to understand and use by aligning the engineering and product teams with the sales teams.

Under the new structure, separate leaders for our platform and general and administrative functions continued to exist and the costs associated with these functions, including bandwidth fees and co-location fees, are managed by these leaders and not by the division general managers. As noted in our April 28, 2017 response letter, the Akamai Intelligent Platform is the foundation underlying all of the solutions that Akamai sells and thus a single leader was appointed. There are no allocations of functional costs in our financial reporting. Rather, the functional costs directly managed by each CODM member are rolled up into separate operating expense reporting being distributed to the individual members of the CODM.

* * *

If you would like to discuss any of the responses above, please contact the undersigned at your convenience at 617-444-4772.

Very truly yours,
/s/ James Benson
James Benson
Executive Vice President and Chief Financial Officer